[Smith, Gambrell & Russell, LLP letterhead]

Terry F. Schwartz (404) 815-3731 Direct Fax No. - (404) 685-7031 E-Mail - tschwartz@sgrlaw.com

January 19, 2006

VIA EDGAR TRANSMISSION AND FACSIMILE

Celeste M. Murphy, Esq.

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Mail Stop 3628

Washington, DC 20549

Re:	Wegener Corporation

Definitive Additional Materials

File No. 000-11003, Filed January 13, 2006

Dear Ms. Murphy:

This letter will respond to each of your comments in the order contained in your letter of January 17, 2006.

Highly Qualified Nominees Proposed by Your Board, Page 1

1. The board of directors of Wegener believes that there is factual support and bases for the statement that it is the belief of the board that Henry Partners is intent on selling the Company. As stated in the letter to shareholders, in the two instances where David Wright of Henry Partners has been elected to the board of directors of a public company, both companies were put up for sale and one of those companies was sold. Also as stated in the letter to shareholders, Henry Partners has publicly stated in a letter to the board of directors that “your failure to either change management or put the company up for sale raises serious questions about your effectiveness as public company directors.” Also, in direct communications with one of Wegener’s directors, Ms. Phylis Eagle-Oldson, on September 21, 2005, Mr. Wright stated to Ms. Eagle-Oldson that if the board of directors “can’t change management then the company should be put up for sale.” It is the board’s view that the historical background of Henry Partners’ obtaining board representation on a public company board (Tab Products and Del Global), as well as its statements in public filings and in private conversations with a Wegener board member, support the statement that the board of directors believes that Henry is intent on selling Wegener.

Celeste M. Murphy, Esq.

January 19, 2006

It’s the Wrong Move at the Wrong Time!, Page 2

2. This disclosure has been amended to correct the reference to Mr. Wright chairing the committee and the statement that he orchestrated the sale.

Release Letter to Shareholders

3. The board of directors believes there is a basis for the statement that the Henry nominees have minimal public company experience. David Wright’s public company experience totals 34 months – 12 months at Tab Products (October 16, 2001 to October 22, 2002) and 22 months at Del Global Technologies (May 29, 2003 to March 1, 2005). Although Jeffrey Haas currently serves as a member of the board of trustees of an investment company, apparently Mr. Haas has not served on the board of directors of a Section 12 Exchange Act registered company. Although the directors of Wegener Corporation have not served on other public company boards of directors, the directors of Wegener Corporation have experience as public company directors ranging from approximately two years up to 19 years (Mr. Placek – 19 years; Mr. Woodbury – 16 years; Mr. Parks – 14 years; Mr. Elliot – 7 years; Mr. Bailey and Mr. Mountain – 3 years; Ms. Eagle-Oldson – 2 years). The Company has amended the disclosure to make these clarifications.

Thank you in advance for your assistance in this matter.

Very truly yours,

SMITH, GAMBRELL & RUSSELL, LLP

/s/ Terry F. Schwartz
Terry F. Schwartz